Filed pursuant to Rule 433

Registration Statements Nos. 333-180967

and 333-180967-03

August 5, 2013

Final Term Sheet

TOTAL CAPITAL

(A wholly-owned subsidiary of TOTAL S.A.)

$1,000,000,000 2.125% Guaranteed Notes Due 2018

Guaranteed on an unsecured, unsubordinated basis by

TOTAL S.A.

Issuer	Total Capital

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	$1,000,000,000 2.125% Guaranteed Notes Due 2018

Total initial principal amount being issued	$1,000,000,000

Issue price	99.972%

Pricing date	August 5, 2013

Expected settlement date	August 12, 2013 (T+5)

Maturity date	August 10, 2018, unless earlier redeemed

Day count	30/360

Business day convention	Following, unadjusted

Optional redemption terms	Make-whole call at Treasury Rate plus 12.5 basis points

Tax call at par

Interest rate	2.125% per annum

Benchmark Treasury	1.375% due July, 2018

Benchmark Treasury price	99-31

Benchmark Treasury yield	1.381%

Spread to benchmark Treasury	Plus 75 bps

Yield to maturity	2.131%

Date interest starts accruing	August 12, 2013

Interest payment dates	Each February 10 and August 10

First interest payment date (short first coupon)	February 10, 2014

Regular record dates for interest	Each January 27 and July 27

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$2,000 and increments of $1,000

Expected ratings of the notes	Moody’s: Aa1/Negative

Standard & Poor’s: AA-/Stable

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP / ISIN	89152UAG7 / US89152UAG76

Selling restrictions	European Economic Area, France, UK

Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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